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February 29, 2016

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Liberty Global plc

Preliminary Proxy Statement on Schedule 14A

Filed January 22, 2016

File No. 001-35961

Dear Mr. Spirgel:

On behalf of our client Liberty Global plc (“Liberty Global”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as contained in your letter dated February 18, 2016 (the “Comment Letter”) to Liberty Global regarding Liberty Global’s above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) that was filed on January 22, 2016.

On behalf of Liberty Global, we submit this letter in response to the Staff’s comments in the Comment Letter. To facilitate your review, we have repeated each of your comments in bold followed immediately by the response of Liberty Global to that particular comment. In addition, we are filing simultaneously herewith Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally a courtesy copy of Amendment No. 1 marked to show changes to the Preliminary Proxy Statement. References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of Amendment No. 1.

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RESPONSES TO STAFF COMMENTS

General

1.	We note that you are seeking approval of the Acquisition proposal and the Substantial Property proposal due to Mr. John Malone’s indirect interests in Cable & Wireless Communications Plc (“CWC”) through his control of Columbus Holding LLC (“CHLLC”). We also note that Mr. Malone holds 24.9% of the voting power of Liberty Global plc and is contractually obligated to vote for both proposals. In light of the fact that the affirmative vote of a simple majority of the votes cast by the holders of your voting shares (voting together as a single class) is required to approve each of the proposals, please explain how a shareholder’s participation in the vote determines the extent to which Mr. Malone controls the outcome of the vote on these proposals in which he has an interest. Compare this to the situation where approval requires a majority of total votes.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on page 18 of Amendment No. 1.

2.	Please discuss and quantify the increase in Mr. Malone’s total voting power in the company and beneficial ownership of Liberty Global Group A and C shares and LiLAC Group A and C shares if the acquisition of CWC is consummated. Discuss the extent to which Mr. Malone’s beneficial ownership could be impacted depending on which of the four consideration options a CWC shareholder chooses due to his contractual obligation to elect the First Dual Share Alternative.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on pages 56 and 57 of Amendment No. 1.

Background to the Acquisition, page 31

3.	Please provide more insight into the negotiations that led to the multiple consideration options for CWC shareholders. For example, please discuss the following:

•	the reasons for each consideration option;

•	why CHLLC (an entity controlled by Mr. Malone) has irrevocably undertaken to elect the First Dual Share Alternative;

•	why CVBI Holdings (Barbados) Inc. and Clearwater Holdings (Barbados) Limited (each controlled by Mr. Risley), and Mr. Paddick have irrevocably undertaken to elect the Second Dual Share Alternative; and

•	why the Recommended Offer consists only of Liberty Global Group A and C shares in light of the fact that CWC will be attributed to the LiLAC Group.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on pages 33, 34 and 35 of Amendment No. 1.

Also discuss in more detail how Liberty Global’s board of directors arrived at the level of the intergroup interest in the LiLAC Group to be created in favor of the Liberty Global Group.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on pages 31 and 35 of Amendment No. 1.

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Liberty Global acknowledges that:

•	Liberty Global is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14A; and

•	Liberty Global may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. If you should have any questions or further comments with respect to the Schedule 14A, please do not hesitate to contact the undersigned at (212) 848-8008.

Very truly yours,

/s/ Robert M. Katz
Robert M. Katz

cc:	William Mastrianna – Securities and Exchange Commission

Kathleen Krebs – Securities and Exchange Commission

Bryan H. Hall – Liberty Global plc

John M. Winter – Liberty Global plc

Jeremy Kutner – Shearman & Sterling (London) LLP

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